October 23, 2007

VIA EDGAR AND FAX

John P. Nolan

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Camden National Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 9, 2007
File No. 001-13227

Dear Mr. Nolan:

This letter is submitted on behalf of Camden National Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of October 22, 2007 to the undersigned (the “Comment Letter”).

We will revise our proposed disclosure to be included in future filings to describe the correction of an immaterial error under SAB 99 and SAB 108 for recording as economic hedges the previously recorded cash flow hedges under SFAS 133 as our original documentation of the cash flow hedging relationship did not describe with sufficient specificity the methodology for identifying the hedged interest payments under SFAS 133 Implementation Issue No. G25, and for assessing hedge effectiveness of the forecasted transaction as required by paragraph 28(a) of SFAS 133.

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (207) 230-2110.

Very truly yours,

/s/ Sean G. Daly
Sean G. Daly
Senior Vice President and Chief Financial Officer